DAYBREAK OIL AND GAS, INC.
1414 S. FRIENDSWOOD DRIVE, SUITE 212
FRIENDSWOOD, TX 77546
OFFICE: (281) 996-4176

October 2, 2023

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:   Robert Babula

Staff Accountant

Re: Daybreak Oil and Gas, Inc.

Form 10-K for the Fiscal Year ended February 28, 2022 Filed June 15, 2022

File No. 000-50107

Dear Mr. Babula:

We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 18, 2023 (the “Comment Letter”), which was received by Daybreak Oil and Gas, Inc. (“Daybreak”, the “Company”, “we”, “us” or “our”) regarding the filings listed above. Each comment is included below and is numbered to correspond to the numbered paragraph in the Comment Letter. The Company’s responses immediately follow each comment.

Form 10-K for the Fiscal Year ended February 28, 2022

Item 8. Financial Statements and Supplementary Data, page 51

1.	We note that although you agreed to revise, clarify or provide certain disclosures in various response letters since the commencement of this review you have not filed an amendment and are now delinquent in filing your periodic reports.

You were required to file a Form 10-K for your Fiscal Year ended February 28, 2023 by May 29, 2023, and a Form 10-Q for your Fiscal Quarter ended May 31, 2023 by July 17, 2023. Please comply with your reporting obligations under Rule 13a-1 and Rule 13a-13 of Regulation 13A, without further delay.

Please ensure that content of these reports is consistent with the changes you agreed to make in connection with this review.

Response:

We are currently working on completing our Annual Report on Form 10-K for the fiscal year ended February 28, 2023 (“Form 10-K”). We will ensure that any Staff comments in regard to this review are incorporated as appropriate into the Form 10-K filing.

Immediately following the filing of the filing of the Form 10-K, we will commence work on filing the delinquent Form 10-Q for the period ended May 31, 2023, and the Form 10-Q for the period ended August 31, 2023.

While at this time we are unable to provide the Staff with a specific date on which we will be filing the Form 10-K for the fiscal year ended February 28, 2023, we do anticipate being able to file the Form 10-K on or before the end of October 2023.

Closing Comments

We agree with the purpose and scope of the staff reviewing our Annual Form 10-K and Quarterly 10-Q filings to aid public companies in ensuring that all information investors require to make an informed investment decision is disclosed.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing is responsive to your comments. If you should have any questions or further comments, please call me at (281) 996-4176.

Sincerely,

/s/ JAMES F. WESTMORELAND

James F. Westmoreland

President and Chief Executive Officer

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